EXHIBIT (b)

GOLDMAN SACHS CREDIT PARTNERS L.P.

85 Broad Street

New York, New York 10004

PERSONAL AND CONFIDENTIAL

May 18, 2004

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Attention:    Dick Miller, Chief Financial Officer

Ladies and Gentlemen:

We are pleased to confirm the arrangements under which Goldman Sachs Credit Partners L.P. (“GSCP”) is exclusively authorized by Cardinal Health, Inc. (the “Borrower”) to act as sole Lead Arranger, Bookrunner, Syndication Agent and Administrative Agent in connection with, and commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B and C (together, the “Commitment Letter”).

You have informed GSCP that the Borrower intends to establish credit facilities of up to $1.0 billion under a senior unsecured revolving credit facility (the “Facility”). The Facility is expected to (i) serve as a back-stop facility in respect of the issuance of up to $1.0 billion of commercial paper, the initial proceeds of such commercial paper to be used to provide part of the financing for the acquisition (the “Acquisition”) of Alaris Medical Systems Inc. (the “Target”) and/or (ii) be drawn to provide part of the financing for such Acquisition. The approximate sources and uses of funds necessary to consummate the Acquisition are set forth in Annex C.

GSCP is pleased to confirm its commitment to (i) act as sole Lead Arranger and Bookrunner to provide the Borrower with structuring advice in connection with the Facility, (ii) act as sole Syndication Agent to provide the Borrower with syndication advice in connection with the Facility, (iii) act as Administrative Agent for the Facility and (iv) provide the Borrower the full $1.0 billion of the Facility, in each case on the terms and subject to the conditions contained in this Commitment Letter. Our fees for such services are set forth in a separate fee letter (the “Fee Letter”) entered into by the Borrower and GSCP on the date hereof.

In addition, pursuant to an engagement letter (the “Engagement Letter”), dated as of March 15, 2004, between the Borrower and Goldman, Sachs & Co. (“Goldman Sachs”),

the Borrower has, among other things, offered Goldman Sachs or its designated affiliates the right to act as placement agent, purchaser or underwriter in connection with the sale of the securities to be offered or sold in connection with the Acquisition or the refinancing of the Facility, if any, and in each case as sole bookrunning manager in connection therewith, with other co-lead managers and upon such financial arrangements, terms and conditions to be mutually agreed.

GSCP’s commitment is subject to (i) there not having occurred since March 31, 2004 any event or occurrence that has resulted in a material adverse change in, or any development that would reasonably be expected to result in a material adverse change in, the business, assets, results of operations or financial condition of the Borrower and its subsidiaries taken as a whole, and (ii) the Facility being assigned and maintaining a credit rating by Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”), and (iii) the reasonably satisfactory negotiation, execution and delivery of appropriate loan documents relating to the Facility, including, without limitation, a credit agreement, opinions of counsel and other related definitive documents (collectively, the “Loan Documents”) to be based upon and substantially consistent with the terms set forth in this Commitment Letter. We have completed our business, accounting, tax and legal due diligence of the Borrower and our commitment is also conditioned upon and made subject to our not becoming aware after the date hereof of any new or inconsistent information or other matter not previously disclosed to us relating to the Borrower, the Target or the transactions contemplated by this Commitment Letter which GSCP, in its reasonable judgment, deems material and adverse relative to Borrower and its subsidiaries (including the Target) taken as a whole.

The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Facility, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents; provided, that all such terms, conditions, covenants, representations, warranties, default clauses and other provisions shall be substantially similar to the provisions in the credit agreement dated as of March 23, 2004 by and among the Borrower and the other parties thereto and the credit agreement dated as of March 27, 2003 by and among the Borrower and the other parties thereto, as amended by the First Amendment dated as of March 24, 2004 (together, the “Existing Credit Agreement”) as modified by the terms and conditions of this Commitment Letter; provided further, that it is understood that all of the material conditions precedent to the closing and funding of the Facility are set forth in this Commitment Letter.

GSCP reserves the right to syndicate the Facility to the Lenders (as defined in Annex B). GSCP shall select the Lenders with the Borrower’s consent, not to be unreasonably withheld or delayed. GSCP will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to GSCP pursuant to the terms of this Commitment Letter and the Fee Letter. GSCP will determine the final commitment allocations in consultation with the Borrower and will notify the Borrower of such determinations. The Borrower agrees to use commercially reasonable efforts to ensure that GSCP’s syndication efforts benefit from the Borrower’s existing lending relationships, and following announcement of the Acquisition, those of the Target. To ensure an orderly and effective syndication of the Facility, you agree that, until the earlier of the termination of the syndication as determined by GSCP and 90 days following the date of execution of definitive documentation for the Facility, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security or equity or equity-linked securities of Borrower or any of its subsidiaries (other than (i) the Facility, (ii) the indebtedness or equity or equity-linked securities set forth on Schedule I hereto, and (iii) other indebtedness or equity or equity-linked securities the proceeds of which will be used to repay the Facility), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of GSCP (which consent shall not be unreasonably withheld or delayed).

The Borrower agrees to use reasonable commercial efforts to cooperate with GSCP and to use reasonable commercial efforts to cause the Target to cooperate with GSCP in connection with (i) the preparation of an information package regarding the business, operations and prospects of the Borrower, the Target and their respective subsidiaries including, without limitation, the delivery of all information relating to the transactions contemplated hereunder prepared by or on behalf of the Borrower or the Target deemed reasonably necessary by GSCP to complete the syndication of the Facility and (ii) the presentation of such information package in bank meetings and other communications with prospective Lenders in connection with the syndication of the Facility. The Borrower further agrees, upon GSCP’s request, to use its reasonable commercial efforts to satisfy the requirements of the foregoing provisions of this paragraph prior to the Closing Date (as defined in Annex B). The Borrower shall be solely responsible for the contents of any such information package and presentation and acknowledges that GSCP will be using and relying upon the information contained in such information package and presentation without independent verification thereof. The Borrower agrees that, subject to customary confidentiality arrangements and undertakings, GSCP or its representatives may disseminate to potential Lenders and their representatives information regarding the Facility and information provided by the Borrower or its representatives to GSCP in connection with the Facility (including, without limitation, draft and execution versions of the Loan Documents, publicly filed financial statements of the Borrower, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Borrower) through one or more internet sites (including an IntraLinks workspace) created for purposes of syndicating the Facility or otherwise, in accordance with GSCP’s standard syndication practices (including hard copy and via electronic transmissions). Without limiting the foregoing, the Borrower authorizes the use of its logo in connection with any such dissemination.

At the request of GSCP, the Borrower agrees to prepare a version of the information package and presentation that does not contain material non-public information concerning the Borrower, the Target, their respective affiliates or their securities. In addition, the Borrower agrees that unless specifically labeled “Private—Contains Non-Public Information”, no information, documentation or other data disseminated to prospective Lenders in connection with the syndication of the Facilities, whether through an internet site (including, without limitation, an IntraLinks workspace), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning the Borrower, the Target, their respective affiliates or their securities.

In addition, the Borrower represents and covenants that (i) all information (other than projections) provided by the Borrower to GSCP or the Lenders in connection with the transactions contemplated hereunder is and will, when taken as a whole, be complete and correct in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the projections that have been or will be made available to GSCP or the Lenders by the Borrower have been and will be prepared in good faith based upon assumptions that are believed by the Borrower to be reasonable at the time made. You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

In connection with arrangements such as this, it is our firm’s policy to receive indemnification. The Borrower agrees to the provisions with respect to our indemnity and other matters set forth in Annex A which is incorporated by reference into this Commitment Letter.

This Commitment Letter shall not be assignable by you without the prior written consent of GSCP (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. GSCP may assign its commitment hereunder, in whole or in part, to any of its affiliates or to any Lender and upon such assignment, GSCP shall be released from the portion of its commitment hereunder that has been assigned. This Commitment Letter (including the Annexes hereto) may not be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.

GSCP hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it, and each Lender, may be required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow GSCP and each Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for GSCP and each Lender.

Please note that this Commitment Letter, the Fee Letter and any written or oral advice provided by GSCP in connection with this arrangement is exclusively for the information of the Board of Directors and senior management of the Borrower and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except, after providing written notice to GSCP, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee, or as is otherwise, in the opinion of counsel, required by law or, in the case of requests made by administrative or legislative bodies or committees, advisable (including, without limitation, disclosure by way of one or more filings with the Securities and Exchange Commission). In addition, we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letter and such advice to your officers, directors, agents and advisors who are directly involved in the consideration of the Facility to the extent such persons are obligated to hold such advice in confidence, (ii) the Commitment Letter (but not the Fee Letter) to ratings agencies and (iii) upon your acceptance of this Commitment Letter, this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein) to the Target and its financial and legal advisors to the extent you notify such persons of their obligations to keep such material confidential.

As you know, GSCP may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of the Borrower, the Target and other companies that may be the subject of this arrangement. In addition, Goldman Sachs is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Borrower, the Target and other companies that may be the subject of this arrangement. In addition, GSCP may employ the services of its affiliates in providing certain services hereunder and may, subject to customary confidentiality arrangements or undertakings, exchange with such affiliates information concerning the Borrower, the Target and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GSCP hereunder.

GSCP’s commitment hereunder shall terminate on October 31, 2004 (the “Termination Date”), unless the closing of the Facility, on the terms and subject to the conditions contained herein, and the Acquisition shall have been consummated on or before such date.

In addition, please note that GSCP, Goldman Sachs and their affiliates do not provide accounting, tax or legal advice.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws. To the fullest extent permitted by applicable law, the parties hereto irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with the Commitment Letter and irrevocably agree that all claims in respect of such suit, action or proceeding may be heard and determined in any such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this Commitment Letter is hereby waived by the parties hereto.

This Commitment Letter may be executed in any number of counterparts, each of which when executed shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter, the Fee Letter and the Engagement Letter are the only agreements that have been entered into among the parties hereto with respect to the Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Facility.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter and the Engagement Letter, on or before the close of business on May 18, 2004, whereupon this Commitment Letter, the Fee Letter and the Engagement Letter shall become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ WW Archer

Authorized Signatory

ACCEPTED AS OF THE DATE ABOVE: CARDINAL HEALTH, INC.

By:	/s/ Richard Miller

Name: Richard Miller Title: Chief Financial Officer

Annex A

In the event that GSCP becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders of the Borrower, in connection with or as a result of this Commitment Letter or the Fee Letter (together, the “Letters”), the Borrower periodically will reimburse GSCP for its reasonable legal and other reasonable expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith; provided, however, that if it is found in any action, proceeding or investigation that any loss, claim, damage or liability of GSCP has resulted from the gross negligence, willful misconduct or bad faith of GSCP in performing the services which are the subject of this letter, GSCP shall repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of GSCP which is the subject of such finding. The Borrower also will indemnify and hold GSCP harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of the Letters, except to the extent that any such loss, claim, damage or liability results from the gross negligence, willful misconduct or bad faith of GSCP in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to GSCP or insufficient to hold it harmless, then the Borrower shall contribute to the amount paid or payable by GSCP as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Borrower and its stockholders on the one hand and GSCP on the other hand in the matters contemplated by the Letters as well as the relative fault of the Borrower and GSCP with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Borrower under this paragraph shall be in addition to any liability which the Borrower may otherwise have, shall extend upon the same terms and conditions to any affiliate of GSCP and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of GSCP and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Borrower, GSCP, any such affiliate and any such person. The Borrower shall not be required to indemnify GSCP for any amount paid or payable by GSCP in the settlement of any action, proceeding or investigation without the written consent of the Borrower, which consent shall not be unreasonably withheld. The Borrower also agrees that neither any indemnified party nor any of such affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Borrower or any person asserting claims on behalf of or in right of the Borrower or any other person in connection with or as a result of the Letters except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Borrower result from the gross negligence, willful misconduct or bad faith of GSCP in performing the services that are the subject of the Letters. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Letters.

Annex B

Cardinal Health, Inc.

Summary of Terms and Conditions of the Facility

This Summary of Terms and Conditions outlines certain terms of the Facility referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Cardinal Health, Inc. (the “Borrower”).

Purpose/Use of Proceeds:	To (i) serve as a back-stop facility in respect of the issuance of up to $1.0 billion of commercial paper, the initial proceeds of such commercial paper to be used to provide part of the financing for the acquisition (the “Acquisition”) of Alaris Medical Systems Inc. (the “Target”), and/or (ii) be drawn to provide part of the financing for such Acquisition.

Sole Lead Arranger, Bookrunner, Syndication Agent and Administrative Agent:	Goldman Sachs Credit Partners L.P. (“GSCP”; in its capacities as Sole Lead Arranger, Sole Bookrunner and Sole Syndication Agent, the “Arranger” and, in its capacity as Administrative Agent, the “Administrative Agent”).

Lenders:	GSCP and/or other financial institutions selected by GSCP (each a “Lender” and collectively, the “Lenders”).

Amount of Facility:	Senior unsecured financing to consist of an up to $1.0 billion revolving credit facility (the “Facility”).

Availability:	Amounts available under the Facility may be borrowed, repaid and reborrowed on and after the Closing Date until the Maturity Date.

Maturity Date:	The date that is 12 months from the signing of this Commitment Letter (the “Maturity Date”).

Closing Date:	The date on or before the Termination Date on which the definitive documents evidencing the Facility are executed (the “Closing Date”).

Amortization:	No amortization shall be required with respect to the Facility. The entire outstanding amount of the Facility shall be due and payable on the Maturity Date.

Interest Rate:	All amounts outstanding under the Facility shall bear interest, at the Borrower’s option, at the Base Rate or the reserve adjusted Eurodollar Rate plus the applicable margin. The applicable margin for the Facility shall be determined on the basis of the Borrower’s rating for senior unsecured debt as determined by S&P, Moody’s and Fitch (the “Rating”) as set forth below (with comparable provisions for split ratings as set forth in the Existing Credit Agreement); provided further that the applicable margin for the drawn pricing for LIBOR Loans set forth below shall be increased by (i) 0.125% on and after the date that is four months after the initial draw under the Facility and (ii) an additional 0.125% on and after the date that is eight months after the initial draw under the Facility:

Rating	Applicable Margin for LIBOR Loans	Applicable Margin for Base Rate Loans	Facility Fee	>50% Utilization Fee	100% Drawn Pricing

A2/A	0.24%	—	0.06%	0.10%	LIBOR +0.40%

Less than A2/A	0.33%	—	0.07%	0.10%	LIBOR + 0.50%

In addition, to the extent that any of the relevant interest rates under the Existing Credit Agreement are increased after the date of the Commitment Letter (other than solely by reason of a change in the rating assigned to Borrower’s senior unsecured indebtedness which leads to a change in the rate of interest and/or the amount of facility fees payable under the Existing Credit Agreement (the “Index Debt Rating”)), the interest rate otherwise payable under the Facility shall be correspondingly increased by the same increment.

As used herein, (i) the term “Base Rate” shall mean the greater of (a) the rate of interest per annum publicly announced from time to time as its prime rate by a major money-center bank acceptable to the Arranger or (b) the Federal Funds Rate plus 0.50% per annum and (ii) the term “reserve adjusted Eurodollar Rate” shall have the meaning that is customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate shall be customary and appropriate for financings of this type. Interest on amounts that are past due shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; on the last day of selected interest periods (which shall be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year.

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Facility Fees:	The Facility Fees shall be determined on the basis of the Borrower’s Rating in accordance with the grid set forth under “Interest Rate” above (with comparable provisions for split ratings as set forth in the Existing Credit Agreement).

In addition, to the extent that any facility or similar fees under the Existing Credit Agreement are increased after the date of the Commitment Letter (other than solely by reason of a change in the Index Debt Rating), the Facility Fees otherwise payable under the Facility shall be correspondingly increased by the same increment.

Voluntary Prepayments:	The Facility may be prepaid in whole or in part without premium or penalty (provided that loans bearing interest with reference to the reserve adjusted Eurodollar Rate shall be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs).

Mandatory Prepayments/ Commitment Reductions:

The Borrower shall also make the following mandatory prepayments:

1.      Asset Sales: Prepayments (or if the Facility has not been funded, commitment reductions) in the amount of all of the net after-tax cash proceeds of the non ordinary course sale or other disposition of property or assets of the Borrower or its subsidiaries, including such proceeds of insurance on account of any loss of any property or assets of the Borrower or its subsidiaries, in each case that are not scheduled to be used to fund the repair or replacement thereof, to the extent any such net after-tax cash proceeds exceed $10 million on an individual basis or $150 million on a cumulative basis from the Closing Date.

2.      Equity Offerings: Prepayments (or if the Facility has not been funded, commitment reductions) in an amount equal to 100% of the net cash proceeds received from the issuance of equity securities or equity-linked securities, or units consisting of debt and equity or equity derivative products of the Borrower or its subsidiaries (other than issuances pursuant to employee stock plans).

3.      Incurrence of Indebtedness: Prepayments (or if the Facility has not been funded, commitment reductions) in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower or its subsidiaries (other than indebtedness set forth on Schedule II hereto and indebtedness otherwise permitted under the Loan Documents), payable no later than the first Business Day following the date of receipt.

All such prepayments shall be applied without penalty or premium (except for breakage costs, if any).

Representations and Warranties:	Substantially similar to those representations and warranties in the Existing Credit Agreement, except as otherwise modified by the terms of this Commitment Letter.

Covenants:	Substantially similar affirmative and negative covenants to those affirmative and negative covenants in the Existing Credit Agreement, except as otherwise modified by the terms of this Commitment Letter. In addition, the Borrower will covenant to file the definitive documentation evidencing the Facility and any subsequent amendments thereof or waivers thereto with the Securities and Exchange Commission if, when, and as required by the Securities

Exchange Act.

Events of Default:	Substantially similar to the Existing Credit Agreement, including without limitation, cross-defaults to existing Borrower and significant subsidiary indebtedness in an aggregate principal amount in excess of 2% of adjusted tangible net worth, subject in all cases to exceptions and baskets to be mutually agreed upon.

Conditions Precedent to Initial Borrowings:

1.      Satisfactory Documentation. The definitive documentation evidencing the Facility shall be prepared by counsel to the Arranger and shall be in form and substance reasonably satisfactory to the Arranger and the Lenders.

2.      Consummation of Acquisition. The Acquisition shall be consummated pursuant to an acquisition agreement (the “Acquisition Agreement”) and related documents substantially in the forms delivered to Arranger prior to the date of execution of the Commitment Letter by GSCP, as such documents may be amended, supplemented, waived or otherwise modified without the consent of the Arranger; provided that the Arranger shall have consented to any increase in the purchase price in respect of such Acquisition in excess of 10% (which consent shall not be unreasonably withheld or delayed); provided further, that in the case the Facility is drawn to finance any portion of the Acquisition, the consummation of the Acquisition may occur substantially contemporaneously with the initial borrowing under the Facility.

3.      Consents and Approvals. All material governmental and third party consents and approvals required in connection with the Facility and by the Acquisition Agreement to be obtained as a condition to closing shall have been obtained or, with the consent of the Arranger, waived (which consent shall not be unreasonably withheld or delayed) and all applicable waiting periods shall have expired without any action being taken by any applicable authority.

4.      Financial Statements. The Arranger shall not have become aware after the date hereof of any new or inconsistent information or other matter not disclosed to us prior to the date of execution of the Commitment Letter relating to, or if so disclosed, representing any material and adverse change to (x)

the unaudited financial statement for the Borrower and its subsidiaries and the Target and its subsidiaries for the most recently concluded quarterly period and (y) the pro forma financial statements and projections for the Borrower and its subsidiaries (including Target) after giving effect to the Acquisition, in each case which GSCP, in its reasonable judgment, deems material and adverse relative to such financial statement and pro forma financial statements disclosed to GSCP prior to the date hereof.

5.      Payments of Amounts Due. All costs, fees, expenses (including, without limitation, legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated hereby payable to the Arranger shall have been paid to the extent due.

6.      Litigation, etc. There shall not exist any action, suit, litigation or proceeding pending in any court or before any arbitrator or governmental authority that materially impairs the Acquisition, the financing thereof or any of the other transactions contemplated hereby, or that would have a material adverse effect on the Borrower, the Acquisition, the financing thereof or any of the transactions contemplated hereby (taken as a whole).

7.      Customary Closing Documents. All documents required to be delivered under the definitive financing documents, including customary legal opinions, corporate records and documents from public officials and officers’ certificates, shall have been delivered.

Conditions to All Borrowings:	The conditions to all borrowings will include customary requirements appropriate for financings of this type relating to prior written notice of borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default.

Assignments and Participations:	The Lenders may assign all, or in an amount of not less than $5.0 million with respect to the Facility, any part of, their respective shares of the Facility to their affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Loan Documents) which (other than in the case of assignments made by or to GSCP) are acceptable to the Administrative Agent and

(except during the existence of an Event of Default) the Borrower, each such consent not to be unreasonably withheld or delayed. Upon such assignment, such affiliate, bank, financial institution or entity shall become a Lender for all purposes under the Loan Documents; provided, assignments made to affiliates and other Lenders shall not be subject to the above described consent or minimum assignment amount requirements. The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facility.

Requisite Lenders:	Lenders holding more than 50% of total commitments or exposure under the Facility, except that, with respect to matters relating to the interest rates, maturity, and the definition of Requisite Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure of the Facility affected thereby.

Taxes, Reserve Requirements and Indemnities:

All payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Foreign Lenders shall furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

The Borrower will indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the Eurodollar Rate.

Indemnity:	Customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Arranger.

Governing Law and Jurisdiction:	The Borrower will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the Loan Documents.

Annex C

Cardinal Health, Inc.

Sources and Uses of Funds

(in billions of dollars)

(all figures are approximate)

Sources of Funds		Uses of Funds
GSCP Facility and/or Commercial Paper	$ 1.0	Purchase of equity of Target and repayment of Target’s indebtedness	$ 2.0
Commercial Paper and/or Existing Credit Facilities and/or available cash	$ 1.0

Total Sources	$ 2.0	Total Uses	$ 2.0

Schedule I to

Commitment Letter

Proposed Indebtedness, Equity or Equity-Linked Securities

1)	Up to $1.5 billion of commercial paper issued by the Borrower and backstopped by (i) the 2004 Five-Year Credit Agreement dated as of March 23, 2004 among the Borrower, certain subsidiaries of the Borrower, the lenders party thereto and Wachovia Bank, National Association, as Administrative Agent, and (ii) the Five-Year Agreement dated as of March 27, 2003 among the Borrower, certain subsidiaries of the Borrower party thereto, the lenders party thereto and Bank One, N.A., as Administrative Agent, as amended.

2)	An increase from $250 million to up to $500 million in the principal balance of the Borrower’s existing drug receivables financing.

3)	Up to $250 million increase in the principal balance of the existing preferred debt securities.

4)	Ordinary course sales of leases under the Pyxis lease program.

5)	Refinancing of up to $300 million of the Borrower’s public notes due 2005.

6)	Refinancing of up to $175 million of the public notes of the Target.

7)	Issuance of other indebtedness in an aggregate principal amount not to exceed $300 million.

Schedule II to

Commitment Letter

Indebtedness Excluded from Mandatory Prepayment Covenant

1)	Up to $1.5 billion of commercial paper issued by the Borrower and backstopped by (i) the 2004 Five-Year Credit Agreement dated as of March 23, 2004 among the Borrower, certain subsidiaries of the Borrower, the lenders party thereto and Wachovia Bank, National Association, as Administrative Agent, and (ii) the Five-Year Agreement dated as of March 27, 2003 among the Borrower, certain subsidiaries of the Borrower party thereto, the lenders party thereto and Bank One, N.A., as Administrative Agent, as amended.

2)	An increase from $250 million to up to $500 million in the principal balance of the Borrower’s existing drug receivables financing.

3)	Up to $250 million increase in the principal balance of the existing preferred debt securities.

4)	Ordinary course sales of leases under the Pyxis lease program.

5)	Refinancing of up to $300 million of the Borrower’s public notes due 2005.

6)	Refinancing of up to $175 million of the public notes of the Target.